UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 26, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, January 26, 2018 — On January 26, 2018, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a Board of Directors (the “Board”) meeting, at which the following resolutions were approved:

(1)	Mr. Peter Ku, the special assistant of the Company’s Tainan Operation Manufacturing Center, applied for resignation effective March 1, 2018 because of personal career planning.

(2)	Mr. David Wang, the Company’s vice president of Strategy and Investor Relations, applied for retirement and his duty of acting spokesperson has been removed effective March 1, 2018.

(3)	Ms. Silvia Su, the Company’s senior director of Finance and Accounting Management Center of the Company, has been appointed to the additional duty of acting spokesperson effective March 1, 2018.

(4)	Change of director of ChipMOS TECHNOLOGIES (BVI) LTD., the subsidiary of the Company. Ms. Silvia Su, the Company’s senior director of Finance and Accounting Management Center, will take over the additional role as director of ChipMOS TECHNOLOGIES (BVI) LTD. from Mr. Peter Ku, effective February 1, 2018.